Exhibit 99.1

SciSparc Announces Renewal of Approval by Israeli Medical Cannabis Agency for its Clinical Trial in Children with Autism Spectrum Disorder

TEL AVIV, Israel, Dec. 31, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the renewal of its approval from the Israeli Medical Cannabis Agency (“IMCA”) at the Israeli Ministry of Health to conduct its clinical trial for SCI-210 in children with autism spectrum disorder (“ASD”). SCI-210 is a proprietary combination of cannabidiol (“CBD”) and CannAmide™.

This renewal reaffirms the Company’s compliance with IMCA regulatory requirements and enables the continued progression of its clinical trial. The approval was received for a period of 30 days and will be extended pending the final approval by the Israeli police department, which is expected to be received within 30 days. SciSparc has also previously received the necessary approvals from the Soroka University Medical Center Ethics Committee and the Israeli Ministry of Health to conduct the trial, advancing its innovative treatments for ASD.

The clinical trial for SCI-210 is a double-blind, randomized, and placebo-controlled study conducted at Soroka University Medical Center in Israel, involving 60 children aged 5 to 18 with ASD. The trial aims to evaluate the efficacy and safety of SCI-210, a proprietary combination of CBD and CannAmide™ (SciSparc’s novel Palmitoylethanolamide formulation), compared to standard CBD monotherapy. Participants will undergo a 20-week treatment program, focusing on symptom management and therapeutic outcomes.

The study’s primary efficacy metrics include the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire, the Clinical Global Impressions-Improvement (CGI-I) scale, and the determination of an effective therapeutic dose. The Company believes that this trial, designed in consultation with Israel’s National Autism Research Center, is expected to generate valuable data to advance treatment options for individuals with ASD.

With commercialization of SCI-210 planned first in the Israeli market and subsequent expansion internationally, subject to regulatory approvals, SciSparc is dedicated to offering innovative solutions that address the unmet needs of individuals with ASD and their families.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the the potential efficacy and safety of SCI-210, its expectation that the results of the clinical trial will generate valuable data to advance treatment options for individuals with ASD and the commercialization of SCI-210 in the Israeli and international market. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com